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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.5)*

                           Yardville National Bancorp
            ---------------------------------------------------------

                           Common Stock, no par value
            ---------------------------------------------------------

                                    985021104
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, and Amendment No.4 was filed on June 17, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bankcorp., a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as Exhibit A and included herein in its entirety is a copy of a letter, dated August 15, 2005 from Lawrence B. Seidman, to Patrick M. Ryan, President and Chief Executive Officer, Yardville National Bancorp, requesting a meeting with the entire Board of Directors.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on August 15, 2005, the Reporting Persons owned beneficially an aggregate of 826,399 shares of Common Stock, which constituted approximately 7.79% of the 10,604,683 shares of Common Stock outstanding as of August 8, 2005 as reflected on Yardville National Bancorp's Form 10-Q for the period ended June 30, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2005                                       /ss/Lawrence B. Seidman
---------------                                       --------------------------
     Date                                             Lawrence B. Seidman
                                                      Power of Attorney pursuant
                                                      to Joint Agreement dated
                                                      July 26, 2004

                               LAWRENCE B. SEIDMAN
                                 100 MISTY LANE
                                 P. O. BOX 5430
                              PARSIPPANY, NJ 07054
                              (973) 560-1400, X108

                                 August 15, 2005

Via fax 609-584-9711 and regular mail
Patrick M. Ryan
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ  08690

Dear Mr. Ryan:

        As discussed, I hereby request a meeting with the entire Board of Directors at their meeting scheduled for August 31, 2005. This is my second request to meet with the board. Please respond in writing to this request.

                                                      Very truly yours,

                                                      /ss/ Lawrence B. Seidman
                                                      --------------------------
                                                      Lawrence B. Seidman

                                    EXHIBIT A

                                   SCHEDULE A

                                                     COST
                                     DATE             PER
           ENTITY                    PURCH           SHARE           COST           SHARES
-----------------------------    ------------    ------------    ------------    ------------
011-S&A                             7/26/2005         35.6500       51,478.60           1,444
011-S&A                              8/2/2005         35.6163      120,454.33           3,382
011-S&A                              8/5/2005         35.5153      121,462.33           3,420
011-S&A                              8/9/2005         35.3609       64,498.28           1,824
011-S&A                             8/15/2005         35.2225      136,522.41           3,876
Total                                                              494,415.95          13,946

012-SIP                             7/26/2005         35.6500       32,512.80             912
012-SIP                             7/27/2005         35.6500       71,300.00           2,000
012-SIP                              8/2/2005         35.6163       76,076.42           2,136
012-SIP                              8/5/2005         35.5153       76,713.05           2,160
012-SIP                              8/9/2005         35.3609       40,735.76           1,152
012-SIP                             8/15/2005         35.2225       86,224.68           2,448
Total                                                              383,562.71          10,808

013-SIP II                          7/26/2005         35.6500       17,611.10             494
013-SIP II                           8/2/2005         35.6163       41,208.06           1,157
013-SIP II                           8/5/2005         35.5153       41,552.90           1,170
013-SIP II                           8/9/2005         35.3609       22,065.20             624
013-SIP II                          8/15/2005         35.2225       46,705.04           1,326
Total                                                              169,142.30           4,771

014-Pollack Invest Prtshp           7/26/2005         35.6500       14,901.70             418
014-Pollack Invest Prtshp            8/2/2005         35.6163       34,868.36             979
014-Pollack Invest Prtshp            8/5/2005         35.5153       35,160.15             990
014-Pollack Invest Prtshp            8/9/2005         35.3609       18,670.56             528
014-Pollack Invest Prtshp           8/15/2005         35.2225       32,334.26             918
Total                                                              135,935.03           3,833

021-Federal Holdings                7/26/2005         35.6500       12,192.30             342
021-Federal Holdings                 8/2/2005         35.6163       28,528.66             801
021-Federal Holdings                 8/5/2005         35.5153       28,767.39             810
021-Federal Holdings                 8/9/2005         35.3609       15,275.91             432
021-Federal Holdings                8/15/2005         35.2225       39,519.65           1,122
Total                                                              124,283.91           3,507

022-Kerri-Matt to BP                 7/1/2005         24.1690     -229,218.65          -9,484
Total                                                             -229,218.65          -9,484

023-Broad Park Investors             7/1/2005         35.7500      339,053.00           9,484
023-Broad Park Investors            7/26/2005         35.6500        6,773.50             190
023-Broad Park Investors             8/2/2005         35.6163       15,849.25             445
023-Broad Park Investors             8/5/2005         35.5153       15,981.89             450
023-Broad Park Investors             8/9/2005         35.3609        8,486.62             240
023-Broad Park Investors            8/15/2005         35.2225       17,963.48             510
Total                                                              404,107.74          11,319

                                                                 1,482,228.99          38,700

On 07/01/05, Kerri-Matt sold to Broad Park 9,484 shares, reflected above.